January 26, 2015

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549
USA

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:
Re:Replicel Life Sciences, Inc. (the “Company”) Form 20-F for the Year Ended December 31, 2013 Filed March 18, 2014 Response Dated January 6, 2015 Response Dated November 14, 2014 File No. 000-50112

We write in response to your letter of January 26, 2015 to David Hall, Chief Executive Officer of the Company.

The Company acknowledges that:

(a) the company is responsible for the adequacy and accuracy of the disclosure in the filing;
(b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Hall

David Hall, CEO & President
Suite 2020 – 401 West Georgia Street
Vancouver, BC  VBB 5A1
RepliCel Life Sciences Inc.
604-248-8699

RepliCel Life Sciences Inc. Suite 2020 – 401 West Georgia St. Vancouver, BC V6B 5A1
T 604.248.8730 F 604.248.8690
info@replicel.com www.replicel.com